UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras Advances in Corporate Governance and Moves to Level 2 of B3

Rio de Janeiro, May 14, 2018—Petróleo Brasileiro S.A. – Petrobras, further to the Material Fact from 10/26/2017 and to the press release from 12/15/2017, reports that the Brazilian Stock Exchange B3 authorized the company’s access to the special listing segment Level 2 of Corporate Governance.

As from today, Petrobras’ shares will start being negotiated under Level 2 of Corporate Governance, the special securities trading segment of B3 which, aligned with Novo Mercado segment, demands compliance with differentiated governance regulations and the improvement of the quality of the information provided by the company.

In that sense, in order to allow the representation of preferred shareholders, it is worth mentioning the expansion of the Minority Committee attributions, that will start pre-advising shareholders in critical situations such as mergers and acquisitions and approvals of contracts between the controlling shareholder and the company, provided that those decisions are subject to approval in the shareholders’ meeting.

Besides that, due to its voluntary change to Level 2, Petrobras also has a new set of regulations for public offerings; has to disclose an annual calendar of corporate events; has to assure 100% of tag along for preferred shares—in the same conditions granted to the ordinary shares; and provide for an arbitration procedure for matters arising from Level 2 regulation.

Regarding the voting rights of the preferred shares, in order to enable the change, B3 granted exceptional treatment to Petrobras, based on: (i) legal impediment provided for in Law 9.478/97 (Petroleum Law); (ii) expansion of the attributions of the Minority Committee, especially for matters in which preferred shares should have voting rights, according to Level 2; and (iii) the composition of the Board of Directors, with at least 40% of independent members.

Regarding the arbitration clause, considering the adjustments made in the Company’s Bylaws, approved at the Extraordinary General Meeting held on 04/26/2018, Petrobras should keep it unchanged, except for complete alignment with the Regulation.

It should be noted that the maintenance of Petrobras in this listing segment requires that there be no alteration or violation of any of the related conditions, which details can be found in the B3 Letter available on the company’s website (http://www.petrobras.com.br/ir).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Petrobras also reports that it obtained, for the second consecutive time, the maximum grade in the Governance Indicator—“IG-SEST”- prepared by the Office of Coordination and Governance of State-Owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), under the Ministry of Planning, Development and Management (Ministério de Planejamento, Desenvolvimento e Gestão—MPDG), with results gathered in its 2nd Assessment Report. The company obtained a grade 10.0 in Level 1 of governance.

These achievements reinforce Petrobras’ advances in corporate governance and ratify its commitment with the constant improvement of processes and alignment to market’s best practices.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer